PACIFIC GREEN TECHNOLGIES INC.

5205 Prospect Road, Suite 135-226

San Jose, CA 95129

February 6, 2015

BY EDGAR

Securities and Exchange Commission
1 Station Place N.E., Stop 7010
Washington, DC 20549
USA

Attention:	Terence O’Brien
Accounting Branch Chief

Re:	Pacific Green Technologies Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed July 15, 2014
File No. 0-54756

We refer to your letter of January 28, 2014 addressed to the Company.

We have reviewed your comments and revised the document to reflect additions and clarifications needed.

Further, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PACIFIC GREEN TECHNOLOGIES INC.

Per:	/s/ Neil Carmichael
Neil Carmichael
President and Director